SEC File No. 70-9793

                                     And

                              SEC FILE NO. 70-9941


                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549



                           CERTIFICATE PURSUANT TO

                                   RULE 24

                            OF PARTIAL COMPLETION OF

                                 TRANSACTIONS



                              FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :     Certificate Pursuant
                                    :     to Rule 24 of Partial
                                    :     Completion of
                                    :     Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. During the period July 1, 2002 through September 30, 2002, there were no sales of common stock or Preferred Securities by FirstEnergy.

2. FirstEnergy issued 414,511 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the third quarter of 2002.

3. During the period July 1, 2002 through September 30, 2002, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

4. During the third quarter of 2002, the following guarantees were made by FirstEnergy to support activities of its subsidiaries, FirstEnergy Solutions Corp. (FES), FirstEnergy Facilities Services Group, LLC (FEFSG) and FirstEnergy Generation Corp. (FGCO):

                                                        Purpose of
      Beneficiary                     Amount   Terms     Guarantee
      -----------                     ------   -----     ---------

      FES (Trading - Electric)
      ------------------------
      Alliance Energy Services       1,000,000  (a)         (b)
      Cargil Alliant                 2,000,000  (a)         (b)
      Cleveland Public Power         1,000,000  (a)         (b)
      Connective Energy Supply      10,000,000  (a)         (b)
      Duke Energy Trading           10,000,000  (a)         (b)
      PJM Interconnection           70,000,000  (a)         (b)
      Tractebel Energy Marketing     4,000,000  (a)         (b)
      TransAlta Energy Marketing     2,000,000  (a)         (b)

      FES (Trading - Gas)
      -------------------
      Duke Energy Trading            5,000,000  (a)         (b)
      Woodward Marketing             1,000,000  (a)         (b)

      FGCO (Fuel Marketing/Coal)
      --------------------------
      Cincinnati Gas & Electric      2,700,000  (a)         (c)
      DTE Coal Services              4,000,000  (a)         (c)

      FEFSG - HVAC
      ------------
      Edwards (Fifth Third)          6,000,000  1 Year      (d)

      FGCO - (GE Capital)            2,842,000  1 Year      (e)


     (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy
     (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
     (c) Credit backstop to support coal and emission trading
     (d) Credit backstop to revolving credit agreement
     (e) Credit backstop for software installation

The following Letters of Credits (LOC) were issued during the third quarter of 2002:
                                                              Purpose of
      Beneficiary                            Amount               LOC
      -----------                            ------           -----------

      FEFSG
      -----
      Old Republic Insurance Company       $11,653,434            (a)

      (a) Collateral for insurance program

5. During the period July 1, 2002 through September 30, 2002, the FirstEnergy Companies issued the following indebtedness:

                   Transaction  Maturity         Transaction
                      Date        Date    Rate      Amount        Loan Balance
                   -----------  --------  ----  --------------   --------------

CitiBank (FE Revolver)
---------------------
FirstEnergy Holding  6/20/2002   7/5/2002 2.93  $130,000,000.00  $215,262,031.25
FirstEnergy Holding  6/21/2002  7/12/2002 2.93  $120,000,000.00  $120,204,750.00
FirstEnergy Holding  6/26/2002  7/17/2002 2.93   $50,000,000.00   $50,085,312.50
FirstEnergy Holding  6/28/2002  7/29/2002 2.93   $80,000,000.00   $80,201,500.00
FirstEnergy Holding  7/19/2002  7/29/2002 2.93  $230,000,000.00  $230,186,875.00
FirstEnergy Holding  7/24/2002  7/29/2002 2.93   $15,000,000.00   $65,026,406.25
FirstEnergy Holding  7/29/2002  8/12/2002 2.99  $260,000,000.00  $260,302,069.45
FirstEnergy Holding  8/15/2002  8/16/2002 4.93   $70,000,000.00   $70,009,445.21
FirstEnergy Holding  8/16/2002  8/23/2002 2.99  $350,000,000.00  $350,203,315.97
FirstEnergy Holding  8/29/2002  9/30/2002 2.99  $150,000,000.00  $150,398,333.33
FirstEnergy Holding  9/16/2002  10/7/2002 3.00  $270,000,000.00  $270,472,500.00
FirstEnergy Holding  9/20/2002  9/23/2002 4.93   $60,000,000.00   $60,024,287.67
FirstEnergy Holding  9/24/2002 10/15/2002 3.05  $260,000,000.00  $260,462,583.33
FirstEnergy Holding  9/25/2002 10/25/2002 2.94   $20,000,000.00  $190,465,104.17
FirstEnergy Holding  9/27/2002  10/4/2002 3.05  $120,000,000.00  $340,201,638.89

CitiBank (OE Revolver)
----------------------
Ohio Edison           7/1/2002  7/15/2002 2.60  $190,000,000.00  $190,192,111.11
Ohio Edison          7/22/2002  7/23/2002 4.88   $20,000,000.00   $20,002,671.23
Ohio Edison           8/1/2002  8/15/2002 2.54  $250,000,000.00  $250,246,701.39
Ohio Edison           9/3/2002  9/24/2002 2.60  $190,000,000.00  $190,288,166.67
Ohio Edison           9/6/2002  9/27/2002 2.54   $60,000,000.00   $60,088,812.50

FirstMerit (OE Bi-Lateral Facility)
-----------------------------------
Ohio Edison           7/5/2002   7/8/2002 2.44   $14,000,000.00   $14,002,843.75
Ohio Edison          7/19/2002  7/22/2002 2.44   $14,000,000.00   $14,002,843.75
Ohio Edison          7/25/2002  7/26/2002 2.50    $9,500,000.00    $9,500,659.72
Ohio Edison          7/30/2002  7/31/2002 2.50   $14,000,000.00   $14,000,972.22
Ohio Edison           8/2/2002   8/5/2002 2.44    $2,500,000.00   $14,002,843.75
Ohio Edison          8/15/2002  8/16/2002 2.63   $13,000,000.00   $13,000,947.92
Ohio Edison          8/19/2002  8/20/2002 2.50    $4,000,000.00    $4,000,277.78
Ohio Edison          9/11/2002  9/12/2002 2.50    $1,500,000.00    $1,500,104.17
Ohio Edison          9/13/2002  9/16/2002 2.50    $3,000,000.00    $3,000,625.00
Ohio Edison          9/16/2002  9/17/2002 2.63    $8,500,000.00   $11,500,838.54
Ohio Edison          9/20/2002  9/23/2002 2.44   $14,000,000.00   $14,002,843.75

KeyBank(Bi-Lateral Facility)
----------------------------
Ohio Edison          6/28/2002   7/1/2002 3.00    $8,000,000.00    $8,002,000.00
Ohio Edison           7/5/2002   7/8/2002 2.78    $9,000,000.00    $9,002,085.98
Ohio Edison          7/19/2002  7/22/2002 2.72   $20,000,000.00   $20,004,531.33
Ohio Edison          7/30/2002  7/31/2002 2.78   $16,000,000.00   $16,001,236.13
Ohio Edison          7/31/2002   8/1/2002 2.81    $4,000,000.00   $20,001,562.50
Ohio Edison           8/2/2002   8/5/2002 2.72   $11,500,000.00   $11,502,605.52
Ohio Edison          8/15/2002  8/16/2002 2.88   $20,000,000.00   $20,001,597.22
Ohio Edison          9/23/2002  9/24/2002 2.75   $19,000,000.00   $19,001,451.39


6. During the period July 1, 2002 through September 30, 2002, the following short term debt was issued by the Utility Subsidiaries:


                   Transaction  Maturity         Transaction
                      Date        Date    Rate      Amount        Loan Balance
                   -----------  --------  ----  --------------   --------------

ATSI-Intercompany Loan to:
--------------------------
Ohio Edison          8/30/2002   9/1/2002 2.04   $10,286,000.00   $43,638,268.91

JCP&L - Intercompany Loan to:
-----------------------------
Met Edison Co        8/20/2002   9/4/2002 2.04   $16,000,000.00   $16,013,625.33

Ohio Edison - Intercompany Loan to:
-----------------------------------
Cleveland Electric   7/31/2002   8/1/2002 2.06   $62,334,000.00  $171,194,972.14
Cleveland Electric   8/30/2002   9/1/2002 2.04  $140,830,000.00  $312,342,287.30
Toledo Edison        6/28/2002   7/1/2002 2.46   $34,995,000.00  $134,190,116.48
Toledo Edison        7/31/2002   8/1/2002 2.06   $11,601,000.00  $146,029,983.67
Toledo Edison        9/30/2002  10/1/2002 1.99   $18,000,000.00  $147,450,237.86

PennPower - Intercompany Loan to:
---------------------------------
Ohio Edison          6/28/2002   7/1/2002 2.46   $21,147,000.00   $37,368,889.44
Ohio Edison          7/31/2002   8/1/2002 2.06   $11,934,000.00   $49,369,906.85
Ohio Edison          8/30/2002   9/1/2002 2.04   $14,330,000.00   $63,788,431.19

7. During the third quarter of 2002, the following financing was consummated by FirstEnergy Generation Corp. that was not exempt under rule 52:

Pennsylvania Economic Development Financing Authority
Exempt Facilities Revenue Bonds Series 2002 A
---------------------------------------------
Issued Date       July 2, 2002
Maturity Date     June 1, 2028
Amount            $15,000,000
Interest Rate     5% for 3 years; reset after 3 years per documents

8. During the Third Quarter of 2002, FirstEnergy Corp. entered into three (3) transactions designed to hedge the fair value of a portion of FirstEnergy Corp.'s long-term debt portfolio. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupons of the bonds being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus an applicable spread. Two (2) of the three(3) hedges contain written options which give the counterparty the right to cancel the transactions at predetermined rates. FirstEnergy cancelled one (1) of the hedges on September 30, 2002, receiving a cash payment of $2,448,000, equivalent to the then-current market value of the hedge, from the hedge counterparty on October 2, 2002. The notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

9. Investments made during the third quarter 2002 in any intermediate subsidiary or financing subsidiary are as follows:

Company                             Investment
-------                             ----------
                                  (In Thousands $)

Bay Shore Power Company               $11,100

10. During the third quarter of 2002 FirstEnergy filed the following U-6B-2 forms:

Company                                          Filing Date
-------                                         -------------
The Cleveland Electric  Illuminating Company    July 24, 2002
Pennsylvania Power Company                      July 12, 2002

11. The Cleveland Electric Illuminating Company (CEI) and Pennsylvania Power Company (Penn) engaged in jurisdictional financing transactions during the third quarter of 2002. Consolidated balance sheets of CEI and balance sheets for Penn for the quarter ended September 30, 2002 - incorporated by reference to CEI's and Penn's Form 10-Q Quarterly Report to SEC for the quarter ended September 30, 2002 (File No. 1-2323 and 1-3491, respectively).

12. The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2002.

FirstEnergy Corp.         Amount         Ratio
-----------------       ----------       ------
Common Equity           $7,792,774        34.82%
Preferred Stock            782,945         3.50%
Long Term Debt          12,551,483        56.08%
Short Term Debt          1,253,413         5.60%
                        ----------       ------
Total Capitalization   $22,380,615       100.00%
                        ----------       ------

Ohio Edison
-----------
Common Equity           $2,852,455        53.50%
Preferred Stock            115,070         2.16%
Long Term Debt           1,796,372        33.69%
Short Term Debt            567,800        10.65%
                         ---------       ------
Total Capitalization    $5,331,697       100.00%
                         ---------       ------

Cleveland Electric
------------------
Common Equity           $1,286,331        31.17%
Preferred Stock            219,463         5.32%
Long-Term Debt           2,333,983        56.55%
Short-Term Debt            287,225         6.96%
                         ---------       ------
Total Capitalization    $4,127,002       100.00%
                         ---------       ------

Toledo Edison
-------------
Common Equity             $759,867        43.16%
Preferred Stock            126,000         7.16%
Long-Term Debt             727,430        41.31%
Short-Term Debt            147,442         8.37%
                         ---------       ------
Total Capitalization    $1,760,739       100.00%
                         ---------       ------

Pennsylvania Power
------------------
Common Equity             $238,272        43.79%
Preferred Stock             54,105         9.94%
Long-Term Debt             251,800        46.27%
Short-Term Debt                  -            -%
                         ---------       ------
Total Capitalization      $544,177       100.00%
                         ---------       ------

JCP&L
-----
Common Equity           $3,250,625        68.08%
Preferred Stock            137,895         2.89%
Long-Term Debt           1,386,403        29.03%
Short-Term Debt                  -            -%
                         ---------       ------
Total Capitalization    $4,774,923       100.00%
                         ---------       ------

Met-Ed
------
Common Equity           $1,318,720        61.54%
Preferred Stock             92,357         4.31%
Long-Term Debt             600,034        28.00%
Short-Term Debt            131,780         6.15%
                         ---------       ------
Total Capitalization    $2,142,891       100.00%
                         ---------       ------

Penelec
-------
Common Equity           $1,330,526        65.76%
Preferred Stock             92,160         4.55%
Long-Term Debt             496,748        24.55%
Short-Term Debt            103,932         5.14%
                         ---------       ------
Total Capitalization    $2,023,366       100.00%
                         ---------       ------

Note: FirstEnergy's short-term debt is adjusted to include $99.8 million, classified as "Liabilities Related to Assets Pending Sale" on the balance sheet.

13. The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter 2002.

                               FirstEnergy    Ohio      Cleveland      Toledo
                                  Corp.      Edison      Electric      Edison
                               -----------   -------    ---------     --------

Balance, January 1, 2002       $1,521,805    $572,272    $150,183     $113,436
Net Income                        660,058     309,205     168,847       36,947
Cash Dividends on Pfd Stock             0      (5,851)    (10,429)      (7,846)
Cash Dividends on Common Stock   (329,565)   (121,900)          0       (5,600)
Other                                   0           0      (4,232)      (1,299)
                               ----------    --------    --------     --------
Balance, September 30, 2002    $1,852,298    $753,726    $304,369     $135,638
                               ----------    --------    --------     --------

                                   Penn.
                                   Power       JCP&L      Met-Ed       Penelec
                                  -------     -------     -------      -------
Balance, January 1, 2002          $35,398    $ 29,343     $14,617      $10,795
Net Income                         45,762     198,134      49,661       30,140
Cash Dividends on Pfd Stock        (2,778)     (1,347)          0            0
Cash Dividends on Common Stock    (28,500)   (123,700)    (30,000)     (14,000)
Other                                   0       2,936       5,570        4,502
                                  -------    --------     -------      -------
Balance, September 30, 2002       $49,882    $105,366     $39,848      $31,437
                                  -------    --------     -------      -------

14. During the third quarter of 2002, there was no change to the ratings of FirstEnergy Corp. or its Utility Subsidiaries by any of the nationally recognized credit rating agencies.

                                  SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.


November 25, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President, Controller
                                        and Chief Accounting Officer
                                        (Principal Accounting Officer)